SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F      X          Form 40-F
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
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          Yes                No      X
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CNH GLOBAL N.V.
Form 6-K for the month of October 2007
List of Exhibits:
1.	News Release entitled, “Case Construction Equipment and Hyundai Heavy Industries Form Strategic Alliance”

Contact:
Tom McLaughlin
262/636/7498
Thomas.mclaughlin@cnh.com
Case Construction Equipment and Hyundai Heavy Industries Form Strategic Alliance
Plans Include Product-line Expansion to Debut in 2008
RACINE, Wis. (Oct. 11, 2007) — Case Construction Equipment Inc. today announced the formation of a strategic alliance with the Construction Equipment Division of Hyundai Heavy Industries Co., Ltd. Executives from both companies were on hand for the signing ceremony at Case headquarters in Racine, which officially initiated a relationship that will result in the extension of the Case lineup of wheel loaders.
“The availability of higher-capacity Case machines is very beneficial for our customers,” said Jim McCullough, president, Case Construction Equipment. “The expansion of the Case lineup with larger wheel loaders, along with the heavy-range excavators, larger crawler dozers and articulated dump trucks Case already offers, adds to the full line available through Case dealerships.”
The first new model resulting from the alliance with Hyundai Heavy Industries will debut to contractors at the CONEXPO-CON/AGG tradeshow in Las Vegas in 2008. Under terms of the agreement, the new model will be available in North America, Europe, the Middle East and Africa.
(more)

Page Two / Case and Hyundai Form Strategic Alliance
“We’re pleased to have developed this alliance, which gives equipment users in key geographies the benefit of Case distribution and support capabilities, along with quality products resulting from our world-class manufacturing capabilities,” said J.J. Kim, executive vice president, Hyundai Heavy Industries.
Products sourced through the alliance will be fully warranted through Case and serviceable by Case dealers, with financing solutions available through the Case financing arm, CNH Capital. Case will provide parts support through the company’s global parts network.
According to McCullough, Case wheel loaders are known for their productivity, fuel efficiency and best-in-class serviceability, and this new alliance will support that. Case currently manufactures wheel loaders in Fargo, N.D.; Lecce, Italy, and Belo Horizonte, Brazil. The line includes five models, ranging from 2.25 to 5.5 yd3, with traditional Z-bar and XT tool-carrier, as well as high-lift versions.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), www.cnh.com.
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

October 11, 2007